NEWS RELEASE
Release 10-2005

November 11, 2005		Trading Symbol: WTC:TSX
WTZ: AMEX

For immediate release

WESTERN SILVER ANNOUNCES PEÑASQUITO
FEASIBILITY STUDY CONFERENCE CALL

VANCOUVER, B.C. – Western Silver Corporation will host a conference call on Monday, 14 November at 7.30 a.m. Pacific Time (10.30 a.m. Eastern Time) to discuss the Feasibility Study on its wholly-owned Peñasquito property, released earlier today. The company will also answer questions at the end of the formal portion of the call. To listen to the call live, dial (800) 289-0517 (US & Canada) or 913-981-5529 (International). Or via a live audio webcast: http://www.shareholder.com/wtz/medialist.cfm.

To listen to a playback of this call after it has ended, dial 888-203-1112 or 719-457-0820 replay passcode: 6316054.

The playback option will be available from 1.30pm ET through midnight Monday, November 28th 2005.

For more information, please contact:

Thomas Patton, President and C.O.O. of Western Silver, at 604-318-6225.
Gerald Prosalendis, Vice President of Corporate Development, at 604-315-2218.

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management. Statements contained in this news release that are not historical facts are forward-looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission